

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
D. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443

     Re: Sanderson Farms, Inc.
          Form 10-K: For Fiscal Year Ended October 31, 2011
          Filed on December 20, 2011
          File No. 001-14977

Dear Mr. Cockrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2011

Item 7A – Quantitative & Qualitative Disclosure about Market Risk, page 35

1.   We note your market risk disclosure on interest rates on debt agreements as well as commodities you purchase, primarily corn and soybean, for use in manufacturing feed for chickens. In accordance with Item 305(a)(1)(ii)(A) of Regulation S-K, please expand your market risk discussion to include sensitivity analysis disclosure, as specified in the above guidance, that may result from hypothetical changes in interest rates and commodity prices on the various items. Please revise accordingly.

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies

Business, page 42

2.   Reference is made to your disclosure of gross sales by major product lines.   In view of the amount of aggregate difference between your gross sales and net sales (as reported in the consolidated statement of operations), please disclose the nature and amount of each material type of reduction to gross sales in arriving at net sales and also include a revenue recognition policy that clearly and completely addresses the accounting treatment for each of these items. Please revise accordingly.

3.   We also suggest that the amounts and types of gross sales (currently disclosed in the narrative) and reductions to gross sales as noted above be disclosed in tabular format in the notes reconciled to net sales as presented in the consolidated statement of operations. We encourage this disclosure as we believe this will enable investors to more easily analyze the information and corresponding changes from period to period. Please advise and revise accordingly.

4.   We note that one of your customers accounted for more that 10% of your consolidated sales for each of the years ended October 31, 2011, 2010 and 2009. Please revise to disclose the actual percentage of total sales this customer represented or the total amount of sales to this customer for each of the three years. Please see ASC 280-10-50-42 for further guidance.

Property, Plant and Equipment, page 43

5.   We note that you depreciate property, plant and equipment either using the straight line method or the units of production method. However, your disclosure on page 34 under critical accounting policies states that your property, plant and equipment is depreciated using the straight line method. Please advise and clarify, accordingly.

Self- Insurance Programs, page 43

6.   We note you maintain a self-insurance program for both workers compensation benefits and employee-related health care benefits.   You also describe this as a critical accounting policy and estimate in Item 7 (page 34).   Please expand your accounting policy in the notes to disclose how your recognize expenses, including whether you accrue for both known claims as well as claims incurred but not reported. Also, please state if you have incurred any material subsequent adjustments in any of the reporting periods from the

amounts initially accrued in a prior period including the reason(s) for such adjustment. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Joseph Foti at 202-221-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief